Mail Stop 3561

            April 25, 2006


Hugo M. Cancio, Chief Executive Officer
Fuego Entertainment, Inc.
19250 NW 89th Court
Miami, Florida  33018

      Re:	Fuego Entertainment, Inc.
      Amendment No. 9 to Registration Statement on Form SB-2
      Filed April 17, 2006
      File Nos. 333-127612

Dear Mr. Cancio:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referred to in this letter correspond to the page numbers in the marked copy of Amendment No. 9 to the Form SB-2 registration statement you filed on EDGAR on April 17, 2006.

Financial Statements, page 36
1. We note your response to comment 10 in our letter dated April
14,
2006, but we reissue that comment.

Management`s Discussion and Analysis, page 12

Plan of Operation, page 12
2. We note your responses to comments 6 and 7 in our letter dated April 14, 2006. Please tell us why Mr. Cancio signed the Royalty Agreement in his capacity as your Chief Executive Officer and individually on his own behalf when it appears that he would not receive any returns under the agreement.
Notes to Financial Statements, page 42

4. Capitalized Production Costs, page 45
3. We note your response to comment 11 in our letter dated April
14,
2006. Your suggested charge to income of $1,800 in capitalized production costs suggests that substantially all of the four episodes of the Trader Show featuring Mr. Pulliccino will be utilized in the final production of the project. Please note that you have disclosed filming four episodes costing $39,152 as of November 30, 2005. In your response, please support your basis for estimating that substantially all of the deferred production costs will be used in the final version of the Trader Show. Please revise your disclosure to state that you intend to use substantially all of the currently capitalized production costs in the final production of the project, if applicable. Also, your disclosure still states you will be using these four episodes for selling the project rather than in the final production. Please revise your disclosure to accurately reflect the appropriate accounting treatment based on the existing facts and circumstances.

Part II - Information Not Required In Prospectus, page 49

Undertakings, page 54
4. We note your response to comment 12 in our letter dated April
14,
2006.  Please revise to include the undertakings required by Item
512(g)(2) of Regulation S-B.

Exhibit 23.1
5. We note your response to comment 13 in our letter dated April
14,
2006 and we reissue that comment. We refer you to page 34 where you describe Braverman International P.C. as experts in auditing and accounting.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


You may contact Brian McAllister, Staff Accountant, at (202) 551-3341, or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or
me
at (202) 551-3720 with any other questions.

Sincerely,



H. Christopher Owings
Assistant Director


cc:	William D. O`Neal, Esq.
	The O`Neal Law Firm, P.C.
	Via Fax: (480) 816-9241